Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82904-09

SUPPLEMENT
To Prospectus Supplement dated May 29, 2002

$790,650,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST
Mortgage Pass-Through Certificates, Series 2002-BC3

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On May 30, 2002, the Amortizing Residential Collateral Trust Mortgage Pass-Through Certificates, Series 2002-BC3 (the "Certificates") were issued in an original aggregate principal amount of approximately $790,650,000. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of May 1, 2002 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, The Murrayhill Company, as Credit Risk Manager, Bank One, National Association, as Trustee, and Wells Fargo Bank Minnesota, National Association, as Securities Administrator. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The date of this Supplement is December 17, 2003.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Certificateholder Distribution Summary

Class	CUSIP	Certificate Class Description	Certificate Pass-Through Rate	Beginning Certificate Balance	Interest Distribution	Principal Distribution	Current Realized Loss	Ending Certificate Balance	Total Distribution	Cumulative Realized Losses
A	86358RN60	SEN	1.45000 %	406,420,795.04	474,722.06	19,820,106.04	0.00	386,600,689.00	20,294,828.10	0.00
AIO	86358RN78	SEN	6.00000 %	0.00	832,264.15	0.00	0.00	0.00	832,264.15	0.00
M1	86358RN94	SUB	1.82000 %	23,779,000.00	34,862.66	0.00	0.00	23,779,000.00	34,862.66	0.00
M2	86358RP27	SUB	2.22000 %	23,779,000.00	42,524.78	0.00	0.00	23,779,000.00	42,524.78	0.00
B-1	86358RN86	SUB	2.92000 %	19,815,000.00	46,609.28	0.00	0.00	19,815,000.00	46,609.28	0.00
B-2	86358RN52	SUB	7.00000 %	10,346,464.90	60,354.38	1,757,469.34	0.00	8,588,995.56	1,817,823.72	0.00
X	ARC02BC3X	SEN	0.00000 %	1,982,533.00	0.00	0.00	0.00	1,982,533.00	0.00	0.00
R-I	ARC02B3R1	RES	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	ARC02B3R2	RES	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-III	ARC02B3R3	RES	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals				486,122,792.94	1,491,337.31	21,577,575.38	0.00	464,545,217.56	23,068,912.69	0.00

All distributions required by the Pooling and Servicing Agreement have been calculated by the Certificate Administrator on behalf of the Trustee.

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Principal Distribution Statement

Class	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (1)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	723,277,000.00	406,420,795.04	0.00	19,820,106.04	0.00	0.00	19,820,106.04	386,600,689.00	0.53451263	19,820,106.04
AIO	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
M1	23,779,000.00	23,779,000.00	0.00	0.00	0.00	0.00	0.00	23,779,000.00	1.00000000	0.00
M2	23,779,000.00	23,779,000.00	0.00	0.00	0.00	0.00	0.00	23,779,000.00	1.00000000	0.00
B-1	19,815,000.00	19,815,000.00	0.00	0.00	0.00	0.00	0.00	19,815,000.00	1.00000000	0.00
B-2	47,665,000.00	10,346,464.90	0.00	1,757,469.34	0.00	0.00	1,757,469.34	8,588,995.56	0.18019502	1,757,469.34
X	1,982,533.00	1,982,533.00	0.00	0.00	0.00	0.00	0.00	1,982,533.00	1.00000000	0.00
R-I	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
R-II	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
R-III	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
Totals	840,297,533.00	486,122,792.94	0.00	21,577,575.38	0.00	0.00	21,577,575.38	464,545,217.56	0.55283420	21,577,575.38

(1) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Principal Distribution Factors Statement

Class (2)	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (3)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	723,277,000.00	561.91582898	0.00000000	27.40320242	0.00000000	0.00000000	27.40320242	534.51262656	0.53451263	27.40320242
AIO	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M1	23,779,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
M2	23,779,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
B-1	19,815,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
B-2	47,665,000.00	217.06629393	0.00000000	36.87127536	0.00000000	0.00000000	36.87127536	180.19501857	0.18019502	36.87127536
X	1,982,533.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
R-I	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-III	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(2) All Classes are per $1,000 denomination

(3) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Interest Distribution Statement

Class	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (4)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	723,277,000.00	1.45000 %	406,420,795.04	474,722.07	0.00	0.00	0.00	0.00	474,722.06	0.00	386,600,689.00
AIO	0.00	6.00000 %	166,452,831.00	832,264.15	0.00	0.00	0.01	0.00	832,264.15	0.00	142,673,855.00
M1	23,779,000.00	1.82000 %	23,779,000.00	34,862.66	0.00	0.00	0.00	0.00	34,862.66	0.00	23,779,000.00
M2	23,779,000.00	2.22000 %	23,779,000.00	42,524.78	0.00	0.00	0.00	0.00	42,524.78	0.00	23,779,000.00
B-1	19,815,000.00	2.92000 %	19,815,000.00	46,609.28	0.00	0.00	0.00	0.00	46,609.28	0.00	19,815,000.00
B-2	47,665,000.00	7.00000 %	10,346,464.90	60,354.38	0.00	0.00	0.00	0.00	60,354.38	0.00	8,588,995.56
X	1,982,533.00	0.00000 %	1,982,533.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,982,533.00
R-I	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-III	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals	840,297,533.00			1,491,337.32	0.00	0.00	0.01	0.00	1,491,337.31	0.00	

(4) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Interest Distribution Factors Statement

Class (5)	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (6)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	723,277,000.00	1.45000 %	561.91582898	0.65634891	0.00000000	0.00000000	0.00000000	0.00000000	0.65634890	0.00000000	534.51262656
AIO	0.00	6.00000 %	636.36363497	3.18181816	0.00000000	0.00000000	0.00000004	0.00000000	3.18181816	0.00000000	545.45454372
M1	23,779,000.00	1.82000 %	1000.00000000	1.46611127	0.00000000	0.00000000	0.00000000	0.00000000	1.46611127	0.00000000	1000.00000000
M2	23,779,000.00	2.22000 %	1000.00000000	1.78833340	0.00000000	0.00000000	0.00000000	0.00000000	1.78833340	0.00000000	1000.00000000
B-1	19,815,000.00	2.92000 %	1000.00000000	2.35222205	0.00000000	0.00000000	0.00000000	0.00000000	2.35222205	0.00000000	1000.00000000
B-2	47,665,000.00	7.00000 %	217.06629393	1.26622008	0.00000000	0.00000000	0.00000000	0.00000000	1.26622008	0.00000000	180.19501857
X	1,982,533.00	0.00000 %	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000
R-I	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-III	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(5) All Classes are per $1,000 denomination

(6) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Certificateholder Account Statement

CERTIFICATE ACCOUNT

Beginning Balance	0.00
Deposits	
Payments of Interest and Principal	22,932,566.84
Liquidations, Insurance Proceeds, Reserve Funds	0.00
Proceeds from Repurchased Loans	0.00
Other Amounts (Servicer Advances)	420,671.21
Realized Loss (Gains, Subsequent Expenses & Recoveries)	(177,430.52)
Prepayment Penalties	435,878.56
Total Deposits	23,611,686.09
Withdrawals	
Reimbursement for Servicer Advances	0.00
Payment of Service Fee	542,773.40
Payment of Interest and Principal	23,068,912.69
Total Withdrawals (Pool Distribution Amount)	23,611,686.09
Ending Balance	0.00

PREPAYMENT/CURTAILMENT INTEREST SHORTFALL

Total Prepayment/Curtailment Interest Shortfall	0.00
Servicing Fee Support	0.00
Non-Supported Prepayment/Curtailment Interest	0.00

SERVICING FEES

Gross Servicing Fee	534,843.79
Credit Risk Manager Fee	5,947.20
Securities Administrator Fee	1,982.41
Supported Prepayment/Curtailment Interest Shortfall	0.00
Net Servicing Fee	542,773.40

OTHER ACCOUNTS

Account Type	Beginning Balance	Current Withdrawals	Current Deposits	Ending Balance
Class B-2 Reserve Fund	215,312.58	34,249.44	0.00	181,063.14
Basis Risk Reserve Fund	1,000.00	0.00	0.00	1,000.00

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003 1:53:00PM

ARC Series 2002-BC3

Loan Status Stratification/Credit Enhancement Statement

DELINQUENT			BANKRUPTCY			FORECLOSURE			REO			TOTAL		
	No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance
			0-29 Days	13	2,217,605.98	0-29 Days	0	0.00	0-29 Days	0	0.00	0-29 Days	13	2,217,605.98
30 Days	113	13,000,402.40	30 Days	5	897,659.32	30 Days	0	0.00	30 Days	0	0.00	30 Days	118	13,898,061.72
60 Days	22	2,306,153.83	60 Days	8	833,028.52	60 Days	25	3,175,011.86	60 Days	0	0.00	60 Days	55	6,314,194.21
90 Days	4	320,534.02	90 Days	6	900,149.15	90 Days	30	3,528,514.01	90 Days	0	0.00	90 Days	40	4,749,197.18
120 Days	0	0.00	120 Days	11	1,323,396.42	120 Days	27	3,375,613.37	120 Days	2	121,699.48	120 Days	40	4,820,709.27
150 Days	4	532,902.11	150 Days	5	473,349.92	150 Days	13	1,400,879.35	150 Days	2	172,911.38	150 Days	24	2,580,042.76
180+ Days	9	1,637,218.10	180+ Days	39	4,886,906.85	180+ Days	66	8,596,896.97	180+ Days	64	6,450,834.54	180+ Days	178	21,571,856.46
	152	**17,797,210.46**		**87**	**11,532,096.16**		**161**	**20,076,915.56**		**68**	**6,745,445.40**		**468**	**56,151,667.58**
	No. of Loans	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**
			0-29 Days	0.374101 %	0.485817 %	0-29 Days	0.000000 %	0.000000 %	0-29 Days	0.000000 %	0.000000 %	0-29 Days	0.374101 %	0.485817 %
30 Days	3.251799 %	2.848032 %	30 Days	0.143885 %	0.196653 %	30 Days	0.000000 %	0.000000 %	30 Days	0.000000 %	0.000000 %	30 Days	3.395683 %	3.044685 %
60 Days	0.633094 %	0.505215 %	60 Days	0.230216 %	0.182494 %	60 Days	0.719424 %	0.695558 %	60 Days	0.000000 %	0.000000 %	60 Days	1.582734 %	1.383267 %
90 Days	0.115108 %	0.070220 %	90 Days	0.172662 %	0.197198 %	90 Days	0.863309 %	0.773001 %	90 Days	0.000000 %	0.000000 %	90 Days	1.151079 %	1.040419 %
120 Days	0.000000 %	0.000000 %	120 Days	0.316547 %	0.289920 %	120 Days	0.776978 %	0.739504 %	120 Days	0.057554 %	0.026661 %	120 Days	1.151079 %	1.056085 %
150 Days	0.115108 %	0.116744 %	150 Days	0.143885 %	0.103698 %	150 Days	0.374101 %	0.306894 %	150 Days	0.057554 %	0.037880 %	150 Days	0.690647 %	0.565217 %
180+ Days	0.258993 %	0.358670 %	180+ Days	1.122302 %	1.070587 %	180+ Days	1.899281 %	1.883345 %	180+ Days	1.841727 %	1.413201 %	180+ Days	5.122302 %	4.725803 %
	4.374101 %	**3.898881 %**		**2.503597 %**	**2.526366 %**		**4.633094 %**	**4.398302 %**		**1.956835 %**	**1.477742 %**		**13.467626 %**	**12.301292 %**

Current Period Class A Insufficient Funds	0.00	Principal Balance of Contaminated Properties	0.00	Periodic Advance	420,671.21

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

COLLATERAL STATEMENT

Collateral Description	Fixed Mixed & ARM & Balloon
Weighted Average Gross Coupon	8.831733%
Weighted Average Net Coupon	7.482754%
Weighted Average Pass-Through Rate	7.477753%
Weighted Average Maturity (Stepdown Calculation)	324
Beginning Scheduled Collateral Loan Count	3,619
Number of Loans Paid in Full	144
Ending Scheduled Collateral Loan Count	3,475
Beginning Scheduled Collateral Balance	475,776,328.04
Ending Scheduled Collateral Balance	455,956,222.00
Ending Actual Collateral Balance at 31-Oct-2003	456,469,667.72
Monthly P&I Constant	3,877,006.18
Special Servicing Fee	0.00
Prepayment Penalties	435,878.56
Realized Loss Amount	177,430.52
Cumulative Realized Loss	1,314,725.12
Ending Scheduled Balance for Premium Loans	455,956,222.00
Scheduled Principal	375,398.22
Unscheduled Principal	19,444,707.82
Required Overcollateralized Amount	0.00
Overcollateralized Increase Amount	0.00
Overcollateralized Reduction Amount	0.00
Specified O/C Amount	1,982,533.00
Overcollateralized Amount	1,982,533.00
Overcollateralized Deficiency Amount	0.00
Base Overcollateralization Amount	0.00
Extra Principal Distribution Amount	177,430.52
Excess Cash Amount	1,525,126.23

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Change in pending from last month	$26,565.00
Change in paid from last month	$117,846.35
Change in rejected from last month	$35,415.19
Total change from last month	$179,826.54
Cumulative claims pending	$951,439.53
Cumulative claims paid	$523,159.68
Cumulative claims rejected	$78,496.71
Total ever to date	$1,553,095.92

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   1:53:00PM

ARC Series 2002-BC3

Miscellaneous Reporting

LIBOR Rate Used   1.12%